UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                          Fog Cutter Capital Group Inc.
                          -----------------------------
                                (Name of Issuer)

                         Common Stock, $0.0001 par value
                         -------------------------------
                         (Title of Class of Securities)

                                    971892104
                                    ---------
                                 (CUSIP Number)


                                December 31, 2008
                                -----------------
                      (Date of Event which Requires Filing
                               of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

              [ ]      Rule 13d-1(b)
              [X]      Rule 13d-1(c)
              [ ]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------                                           ------------------
CUSIP No. 971892104                   13G                     Page 2 of 8 Pages
-------------------                                           ------------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Boston Provident, L.P.
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [X]
---------- ---------------------------------------------------------------------
        3  SEC USE ONLY

---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            0
NUMBER OF            ------ ----------------------------------------------------
SHARES                   6  SHARED VOTING POWER
BENEFICIALLY
OWNED                       593,700
BY                   ------ ----------------------------------------------------
EACH                     7  SOLE DISPOSITIVE POWER
REPORTING
PERSON                      0
WITH                 ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            593,700
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           593,700
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

           N/A
---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           7.5%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           PN
---------- ---------------------------------------------------------------------
                       *SEE INSTRUCTION BEFORE FILLING OUT

-------------------                                           ------------------
CUSIP No. 971892104                   13G                     Page 3 of 8 Pages
-------------------                                           ------------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Boston Provident Administration, Inc.
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [X]
---------- ---------------------------------------------------------------------
        3  SEC USE ONLY

---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION


-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            0
NUMBER OF            ------ ----------------------------------------------------
SHARES                   6  SHARED VOTING POWER
BENEFICIALLY
OWNED                       4,200
BY                   ------ ----------------------------------------------------
EACH                     7  SOLE DISPOSITIVE POWER
REPORTING
PERSON                      0
WITH                 ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            4,200
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           4,200
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

           N/A
---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           0.0%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           CO
---------- ---------------------------------------------------------------------
                       *SEE INSTRUCTION BEFORE FILLING OUT

-------------------                                           ------------------
CUSIP No. 971892104                   13G                     Page 4 of 8 Pages
-------------------                                           ------------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Orin S. Kramer
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [X]
---------- ---------------------------------------------------------------------
        3  SEC USE ONLY

---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            29,000
NUMBER OF            ------ ----------------------------------------------------
SHARES                   6  SHARED VOTING POWER
BENEFICIALLY
OWNED                       597,900
BY                   ------ ----------------------------------------------------
EACH                     7  SOLE DISPOSITIVE POWER
REPORTING
PERSON                      29,000
WITH                 ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            597,900
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           626,900
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

           N/A
---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           7.4%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           IN
---------- ---------------------------------------------------------------------
                       *SEE INSTRUCTION BEFORE FILLING OUT

Item 1(a)           Name of Issuer:

                    The name of the issuer is Fog Cutter Capital Group Inc. (the "Company")

Item 1(b)           Address of Issuer's Principal Executive Offices:

                    The Company's principal executive office is located at 1410 SW Jefferson Street, Portland, Oregon 97201.

Items 2(a)          Name of Person Filing:

                    This statement is filed by: (i) Boston Provident, L.P., a Delaware limited partnership (the "General Partner"), with respect to shares of Common Stock (the "Shares") of the Company beneficially owned by Boston Provident Partners, L.P. ("BP Fund") and BP Institutional Partners, L.P. ("BP Institutional"), (ii) Boston Provident Administration, Inc., a Delaware corporation (the "Manager"), with respect to Shares beneficially owned by TW Partners, Ltd. ("TW Fund") and (iii) Orin S. Kramer, a United States citizen, with respect to Shares beneficially owned by him, the General Partner, BP Fund, BP Institutional, the Manager and TW Fund. The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosure herein with respect to persons other than the Reporting Persons is made on information and belief after making inquiry to the appropriate party.

Item 2(b)           Address of Principal Business Office:

                    The address of the principal business office of each of the Reporting Persons is 600 Madison Avenue, 18th Floor, New York, New York 10022.

Item 2(c)           Citizenship:

                    Each of the General Partner and the Manager is organized under the laws of the State of Delaware. Mr. Kramer is a citizen of the United States.

Item 2(d)           Title of Class of Securities:

                    Common Stock, $0.0001 par value ("Common Stock")

Item 2(e)           CUSIP Number:

                    971892104

Item 3              Not Applicable

Item 4              Ownership:

                    The percentages used herein are calculated based upon the 7,954,928 Shares issued and outstanding as of October 31, 2008 as reported on the Company's quarterly report on Form 10-Q filed with the Securities and Exchange Commission for the fiscal quarter ended September 30, 2008.

                    As of the close of business on December 31, 2008:

                    1. Boston Provident, L.P.
                    (a) Amount beneficially owned: 593,700
                    (b) Percent of class: 7.5%
                    (c)(i) Sole power to vote or direct the vote: -0-
                    (ii) Shared power to vote or direct the vote: 593,700
                    (iii) Sole power to dispose or direct the disposition: -0-
                    (iv) Shared power to dispose or direct the disposition:
                    593,700

                    2. Boston Provident Administration, Inc.
                    (a) Amount beneficially owned: 4,200
                    (b) Percent of class: Less than 0.0%
                    (c)(i) Sole power to vote or direct the vote: -0-
                    (ii) Shared power to vote or direct the vote: 4,200
                    (iii) Sole power to dispose or direct the disposition: -0-
                    (iv) Shared power to dispose or direct the disposition:
                    4,200

                    3. Orin S. Kramer
                    (a) Amount beneficially owned: 626,900
                    (b) Percent of class: 7.9%
                    (c)(i) Sole power to vote or direct the vote: 29,000
                    (ii) Shared power to vote or direct the vote: 597,900
                    (iii) Sole power to dispose or direct the disposition:
                    29,000
                    (iv) Shared power to dispose or direct the disposition:
                    597,900

                    The General Partner and the Manager do not directly own any Shares. By virtue of the General Partner's position as the general partner of BP Fund and BP Institutional, the General Partner possesses voting and dispositive power over the Shares held by BP Fund and BP Institutional. Pursuant to an investment management agreement, the Manager maintains voting and dispositive power with respect to the Shares held by TW Fund. Mr. Kramer controls each of the General Partner and the Manager and also maintains sole voting and dispositive power with respect to 29,000 Shares.

                    Each of the General Partner, the Manager and Mr. Kramer (except with respect to the 29,000 Shares) disclaim beneficial ownership of any of the securities covered by this statement.

Item 5              Ownership of Five Percent or Less of a Class:

                    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

                    [ ]

Item 6              Ownership of More than Five Percent on Behalf of Another
                    Person:

                    Not Applicable

Item 7              Identification and Classification of the
                    Subsidiary Which Acquired the Security Being
                    Reported on By the Parent Holding Company:

                    Not Applicable

Item 8              Identification and Classification of Members of the Group:

                    Not Applicable

Item 9              Notice of Dissolution of Group:

                    Not Applicable

Item 10             Certification:

                    By signing below the signatory certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE
                                    ---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 12, 2009

BOSTON PROVIDENT, L.P.

By:  OSK LLC


By:  /s/ Orin S. Kramer
   -------------------------------
   Name:   Orin S. Kramer
   Title:  Managing Member


BOSTON PROVIDENT ADMINISTRATION, INC.


By:  /s/ Orin S. Kramer
   -------------------------------
   Name:   Orin S. Kramer
   Title:  President


ORIN S. KRAMER


  /s/ Orin S. Kramer
----------------------------------